UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240-13D-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO §240-13d-2(a)
(Amendment No.                    )*
Northstar Neuroscience, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
66704V101

(CUSIP Number)
RA Capital Management, LLC
800 Boylston Street, Suite 1500
Boston, MA 02199

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 3, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	66704V101

1	NAMES OF REPORTING PERSONS. RA Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Massachusetts

	7	SOLE VOTING POWER

NUMBER OF		2,509,600

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,509,600

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,509,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.61%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	66704V101

1	NAMES OF REPORTING PERSONS. Richard H. Aldrich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,509,600

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,509,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,509,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.61%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	66704V101

1	NAMES OF REPORTING PERSONS. Peter Kolchinsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,509,600

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,509,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,509,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.61%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	66704V101

1	NAMES OF REPORTING PERSONS. RA Capital Biotech Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,478,692

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,478,692

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,478,692

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.50%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	66704V101

1	NAMES OF REPORTING PERSONS. RA Capital Biotech Fund II, L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		30,908

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,908

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	30,908

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	.12%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
Item 1. Security and Issuer
     Title of Class of Equity Securities: Common stock, $0.001 par value per share
     Address of Issuer: 2401 Fourth Avenue, Suite 300, Seattle, WA 98121
Item 2. Identity and Background
     (a) Name of Person Filing: This joint statement on Schedule 13D is being filed by Richard H. Aldrich, Peter Kolchinsky, RA Capital Management, LLC, RA Capital Biotech Fund, L.P. and RA Capital Biotech Fund II, L.P., who are collectively referred to herein as the “Reporting Persons.” Mr. Aldrich and Mr. Kolchinsky (together, the “Managers”) are the managers of RA Capital Management, LLC (“Capital”), which is the sole general partner of each of RA Capital Biotech Fund, L.P. (“Fund I”) and RA Capital Biotech Fund II, L.P. (“Fund II”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
     (b) Address of Principal Business Office: The principal business office of the Reporting Persons with respect to the shares reported hereunder is 800 Boylston Street, Suite 1500, Boston, MA 02199.
     (c) Richard H. Aldrich, Manager, RA Capital Management, LLC, 800 Boylston Street, Suite 1500, Boston, MA 02199
          Peter Kolchinsky, Manager, RA Capital Management, LLC 800 Boylston Street, Suite 1500, Boston, MA 02199

     (d) N/A
     (e) N/A
     (f) Citizenship: Capital is a Massachusetts limited liability company. Each of Fund I and Fund II is a Delaware limited partnership. The Managers are United States citizens.
Item 3. Source and Amount of Funds or Other Consideration
     The Reporting Persons expended an aggregate of approximately $4,449,140 to purchase the 2,509,600 shares of the Issuer’s common stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business. The Managers acquired their interest in the shares of the Issuer’s common stock through their ownership in Capital, Fund I and Fund II. Other than the transactions listed in Item 5(c) below, the Reporting Person’s only other transactions in the Issuer’s common stock include the purchases on January 25, 2008 by RA Capital Biotech Fund, L.P. of 781,704 shares of the Issuer’s common stock and by RA Capital Fund II, L.P. of 10,296 shares of the Issuer’s common stock.
     The Reporting Persons used its own funds for the purchases, none of which were borrowed or otherwise obtained from any other source.
Item 4. Purpose of Transaction
     On July 14, 2008, the Reporting Persons sent to the Board of Directors of the Issuer a letter (the “Letter”) proposing that the Issuer take immediate steps to conserve cash and thereafter engage in one of the following three transactions: (1) a buyout transaction with a third party to be identified that results in payment to the stockholders of at least the Issuer’s net cash value per share, (2) a liquidaton of the Issuer if it is unable to find a buyer and the resulting distribution to the Issuer’s stockholders of at least most of the current cash balance of the Issuer, or (3) a $2.40 per share cash dividend payable immediately, to be followed by a buyout of the Issuer’s technology and other remaining assets. A copy of the Letter is filed as Exhibit 2 to this Schedule 13D and is incorporated herein in its entirety by reference. On July 14, 2008, the Reporting Persons issued a press releasing announcing the Letter.
     No assurances can be given that any of the proposals outlined in the Letter will be implemented or consummated.
     Regardless whether or not the Issuer decides to implement any of the proposals set forth in the Letter, the Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of common stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s Shares or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions. In addition, the Reporting Person may in the future make additional proposals to the Issuer relating to, or that could result in, a change of control transaction, an extraordinary transaction, or change of the present Board of Directors or management of the Issuer.
Item 5. Interest in Securities of the Issuer
     (a) Amount beneficially owned and percentage of class:

RA Capital Management, LLC	2,509,600 shares, representing 9.61% of the class
Richard H. Aldrich	2,509,600 shares, representing 9.61% of the class
Peter Kolchinsky	2,509,600 shares, representing 9.61% of the class
RA Capital Biotech Fund, L.P.	2,478,692 shares, representing 9.50% of the class
RA Capital Biotech Fund II, L.P.	30,908 shares, representing 0.12% of the class
     (b) Voting and disposition powers:

Sole power to vote or direct the vote:

RA Capital Management, LLC	2,509,600 shares
Richard H. Aldrich	0 shares
Peter Kolchinsky	0 shares
RA Capital Biotech Fund, L.P.	2,478,692 shares
RA Capital Biotech Fund II, L.P.	30,908 shares

Shared power to vote or direct the vote:

RA Capital Management, LLC	0 shares
Richard H. Aldrich	2,509,600 shares, representing 9.61% of the class
Peter Kolchinsky	2,509,600 shares, representing 9.61% of the class
RA Capital Biotech Fund, L.P.	0 shares
RA Capital Biotech Fund II, L.P.	0 shares

Sole power to dispose or direct the disposition:

RA Capital Management, LLC	2,509,600 shares
Richard H. Aldrich	0 shares
Peter Kolchinsky	0 shares
RA Capital Biotech Fund, L.P.	2,478,692 shares
RA Capital Biotech Fund II, L.P.	30,908 shares

Shared power to dispose or direct the disposition:

RA Capital Management, LLC	0 shares
Richard H. Aldrich	2,509,600 shares, representing 9.61% of the class
Peter Kolchinsky	2,509,600 shares, representing 9.61% of the class
RA Capital Biotech Fund, L.P.	0 shares
RA Capital Biotech Fund II, L.P.	0 shares
(c) The Reporting Persons have engaged in the following transactions in the Issuer’s common stock during the last 60 days:

Entity	Transaction	Trade Date	Shares	Price/Share
RA Capital Biotech Fund, L.P.	Sale	2008-05-30	98,800	$1.69
RA Capital Biotech Fund II, L.P.	Sale	2008-05-30	1,200	$1.69
RA Capital Biotech Fund, L.P.	Purchase	2008-07-02	247,000	$1.83
RA Capital Biotech Fund II, L.P.	Purchase	2008-07-02	3,000	$1.83
RA Capital Biotech Fund, L.P.	Purchase	2008-07-03	592,800	$1.89
RA Capital Biotech Fund II, L.P.	Purchase	2008-07-03	7,200	$1.89
RA Capital Biotech Fund, L.P.	Purchase	2008-07-07	223,288	$1.87
RA Capital Biotech Fund II, L.P.	Purchase	2008-07-07	2,712	$1.87
RA Capital Biotech Fund, L.P.	Purchase	2008-07-08	622,440	$1.88
RA Capital Biotech Fund II, L.P.	Purchase	2008-07-08	7,560	$1.88
RA Capital Biotech Fund, L.P.	Purchase	2008-07-09	110,260	$1.94
RA Capital Biotech Fund II, L.P.	Purchase	2008-07-09	1,340	$1.94
     (d) N/A
     (e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
     Any of the Reporting Persons may from time to time acquire or dispose of Issuer securities. Such acquisitions or dispositions may be made in the open market or in privately negotiated transactions.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	—	Joint Filing Agreement, dated July 14, 2008, among RA Capital Management, LLC, Richard H. Aldrich, Peter Kolchinsky, RA Capital Biotech Fund, L.P., RA Capital Biotech Fund II, L.P.

Exhibit 2	—	Letter to the Board of Directors of the Issuer, dated July 14, 2008

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 14, 2008

RA CAPITAL BIOTECH FUND, L.P.

By:	RA Capital Management, LLC
General Partner

By:	/s/ Peter Kolchinsky

Peter Kolchinsky
Manager

RA CAPITAL BIOTECH FUND II, L.P.

By:	RA Capital Management, LLC
General Partner

By:	/s/ Peter Kolchinsky

Peter Kolchinsky
Manager

RA CAPITAL MANAGEMENT, LLC

By:	/s/ Peter Kolchinsky

Peter Kolchinsky
Manager

RICHARD H. ALDRICH

/s/ Richard H. Aldrich

PETER KOLCHINSKY

/s/ Peter Kolchinsky

Exhibit 1
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of July 14, 2008, that only one statement containing the information required by Schedule 13D, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock of Northstar Neuroscience, Inc., and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

RA CAPITAL BIOTECH FUND, L.P.

By:	/s/ Peter Kolchinsky

Peter Kolchinsky, Manager
RA Capital Management, LLC

RA CAPITAL BIOTECH FUND II, L.P.

By:	/s/ Peter Kolchinsky

Peter Kolchinsky, Manager
RA Capital Management, LLC

RA CAPITAL MANAGEMENT, LLC

By:	/s/ Peter Kolchinsky

Peter Kolchinsky
Manager

RICHARD H. ALDRICH

/s/ Richard H. Aldrich

PETER KOLCHINSKY

/s/ Peter Kolchinsky

EXHIBIT 2
July 14, 2008
Board of Directors c/o Alan Levy, Ph.D., Chairman of the Board
Northstar Neuroscience, Inc.
2401 Fourth Avenue, Suite 300
Seattle, Washington 98121
Dear Members of the Board of Directors:
We are one of the largest stockholders of Northstar Neuroscience, Inc. (the “Company”), holding approximately 2,509,600 shares of the Company’s outstanding common stock. We are writing in response to the Company’s July 8, 2008 press release publicly announcing that the Board of Directors of the Company (the “Board”) rejected the offer previously made by Tang Capital Partners, LP (“Tang Capital”) to purchase all of the issued and outstanding capital stock of the Company at a price of $2.25 per share. The Company’s press release stated that the Board rejected the offer by Tang Capital because it was not in the best interests of all of the Company’s stockholders and that the Company would continue to work with Leerink Swann, the Company’s financial advisor, to evaluate strategic alternatives.
We were very surprised at the manner in which the Board summarily rejected the offer by Tang Capital. At a minimum we would have expected that the Board would have entertained negotiations with Tang Capital concerning its offer in an effort to reach agreement on a transaction that would have been mutually satisfactory and in the best interests of all stockholders of the Company.
Since the Company announced in January 2008 negative results in connection with its clinical program for the treatment of stroke survivors, the Company’s stock has been trading at a substantial discount from its cash balance per share. Moreover, the Company is burning cash at an alarming rate. Based on publicly available information and our own internal analysis, we estimate that the cash burn rate over the next twelve months will be approximately at least $0.80 per share. Effectively, the estimated net cash per share of the Company’s stock in twelve months would be less than the closing price per share of $1.88 on July 11, 2008. Given that the Company has in the last 6 months traded at substantial discounts from its net cash balance per share, there is no reason to believe, in the absence of some alternative, that the stock is not going to trade down from its current level by significantly more than $0.80 per share. We feel strongly that following this course of action is indefensible and the Board would be acting in an irresponsible manner if it allowed this to happen.
For these reasons, we urge the Company and the Board to reconsider its position and re-engage in discussions with Tang Capital with the objective of structuring a transaction that would be in the best interests of all of the stockholders of the Company. Alternatively, the Company and the Board should be exploring whether there could be other third parties willing to pay more than $2.25 per share.
Since the process of finding a buyer may take some time, we propose that the Board take immediate steps to cut down the cash burn rate of the Company. The Company should immediately cease substantially all of its operations and layoff most of its employees, except for those few employees necessary to find a buyer for the Company and its remaining assets and to complete a transaction with such buyer. We would expect that the layoff would be accomplished in a responsible manner with appropriate severance paid to the Company’s employees. The Company should also immediately commence efforts to sublease its current facilities in Seattle, Washington. We propose that the Company spend no more than $8,000,000 while the Company pursues a buyout or some other alternative. This will preserve most of the cash balance of the Company and should eliminate or significantly narrow the current discount to net cash at which the Company’s stock is trading.
By reducing the cash burn rate in the manner contemplated above, we estimate that net cash of at least approximately $2.40 per share could be preserved. This amount would ultimately be made available to the Company’s stockholders as part of the purchase price per share paid by a buyer in a buyout of the Company. If the Company is for whatever reason unable to find a buyer, then the Company would still have the option of liquidating and making a liquidating distribution to its stockholders of an amount equal to the net cash per share so preserved. A payment of approximately $2.40 per share to stockholders (whether in a buyout or upon liquidation) represents a 28% premium to the Company’s closing price per share of $1.88 on July 11, 2008 and a 60% premium to the Company’s closing price on July 1, 2008 just prior to Tang Capital’s offer to purchase the Company. This would clearly be in the best interests of the stockholders of the Company in light of the prices at which the Company’s stock has been trading since January 2008.
Another alternative that the Board should consider to maximize stockholder value would be to pay a cash distribution to the Company’s stockholders of approximately $2.40 per share immediately and retain approximately $8,000,000 to cover all of its ongoing expenses, including the costs of the layoff, paying off all accrued payables and expenses, covering the costs of its ongoing clinical trial and paying the salary and benefits of a few employees to oversee the Company’s efforts to find a buyer or partner for the Company’s technology. If the Company is able to find a buyer or partner for its technology and other assets, then the Company would do a liquidating distribution of any consideration received by the Company from such buyer or partner.
Regardless of which alternative the Board ultimately selects, we could not be more emphatic about the fact that now is not the time for half-measures. We do not view a minor reduction of expenses as an adequate response by the Board to the Company’s current situation. Action must be swift, before the current cash is further eroded. Were the Board to reject our proposal on the basis that the cash would best be invested in the continued development of the Company’s technology, we would view such claims as utterly at odds with management’s inability over the last 6 months to support a positive enterprise value. For nearly 6 months, the market has valued the Company’s stock at one of the largest discounts to net cash we have ever seen. This has not been the case of a brief failure of investors to recognize the hidden value of the technology and development program; such misunderstandings last maybe a few days, weeks, or even a couple of months. But for a stock to trade hundreds of thousands of shares each day for nearly 6 months at such a discount sends a very clear message. The message that the market has delivered is that the enterprise has a negative value that is subtracted from the value of the cash. The only solutions we see are to take all steps required to preserve as much of the Company’s cash as possible and (1) to engage in a buyout transaction that results in payment to the stockholders of at least the net cash value per share, (2) to liquidate the company if it is unable to find a buyer and return to the Company’s stockholders most of the current cash balance, as well as any additional cash that the Company can raise by monetizing any remaining assets through sale or partnership so that their residual value may also be returned to shareholders, or (3) to pay a $2.40 per share cash distribution immediately and work to find a buyer or partner for the Company’s technology and other remaining assets so that additional consideration can be made available to the Company’s stockholders from such sale or partnering transaction.
The Board has a fiduciary duty to act in the best interest of the Company and its shareholders. Under the circumstances, time is of the essence. In order to act in the best interest of the Company and the shareholders, it is not sufficient to continue on the current path. The Board should immediately consider the types of actions that we have outlined. If the Board takes such decisive action, it will have our support and we fully expect that of other holders. If the Board fails to act and continues to squander the Company’s resources, it should expect to be held fully accountable.
We would welcome the opportunity to review our analysis with the Board in greater detail.
If the Board wishes to avail itself of this invitation, please contact Amanda Daniels at adaniels@racap.com, 617-778-2509.
Sincerely,

RA Capital Biotech Fund, LP

by:	RA Capital Management, LLC, its general partner

/s/ Peter Kolchinsky

Peter Kolchinsky Managing Member